Graham Kerr

BBus (Accounting & Information Systems)
CPA

Dob: 17 April 1971

Graham was born in Fremantle, Western Australia. He holds a Business degree from the Edith Cowan University (Australia) and a CPA from Deakin University (Australia).

He has been appointed President of Diamonds & Specialty Products effective 9 October 2007. Graham has extensive experience in the metals and mining industry and prior to this appointment was Chief Financial Officer of Stainless Steel Materials. He was appointed to this role in April 2006.

Prior to rejoining BHP Billiton, Graham was General Manager Commercial for Iluka Resources Ltd, based in Perth, Australia.   His previous positions with BHP Billiton include Vice President Finance – BHP Billiton Diamonds (Canada), Finance Director – BHP Billiton Ekati (Canada).

Graham first joined BHP Billiton in January 1994 working in various roles including Corporate, Treasury and Operations.

Graham is married with four children. He and his family live in Perth, Australia.

